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03 AUG 11 AM 7:21

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

03029182

6 August 2003

SUPPL

Dear Sirs,

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *2003 Interim Report*

Please stamp and return the enclosed receipt copy letter.

Yours faithfully,

P N Horsman
Head of Investor Relations

Enc

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

dlw 8/11

Legal & General Group Plc
Registered in England No. 1417162
Registered Office: Temple Court,
11 Queen Victoria St., London EC4N 4TP

Building Our Business

Interim Report 2003


Legal &
General

Financial Highlights

OPERATING PROFIT FROM CONTINUING OPERATIONS (AP BASIS)* (£m)

	Six months to 30 June
03	365
02	362
01	367
00	338
99	262

OPERATING PROFIT FROM CONTINUING OPERATIONS (MSS BASIS)** (£m)

	Six months to 30 June
03	258
02	262
01	247
00	232
99	198

DIVIDEND PER SHARE RESTATED FOR THE 2002 RIGHTS ISSUE (pence)

	Six months to 30 June
03	1.57
02	1.53
01	1.49
00	1.36
99	1.19

Half year Full year

CONTENTS

UK NEW BUSINESS

Equity market conditions in the initial months of 2003 continued the downward trend of the past three years. However, after hitting a low point in mid-March, the UK equity market recovered significantly. With a more stable investment market anticipated for the second half of the year, we expect improving demand for our products over the rest of the year. Thus, although the demand for retail savings was subdued in the first half of the year, resulting in a 10% reduction in UK total new business at £405m APE† (1H02: £449m), the outlook is, we believe, more encouraging.

Individual life

Annual premium sales were unchanged at £71m, benefiting from the strong position we have built up in the life protection market.

Single premium bond sales were 34% lower at £515m (1H02: £776m) reflecting the poor investment environment.

Individual pensions

Following the initial take-up of stakeholder schemes in 2002, annual premium business this year fell back to £57m (1H02: £93m). Single premium pension new business was £516m, 37% up from £378m in the first half of 2002, attributable mainly to increased levels of individual annuity sales.

ISAs and unit trusts

Through the support of our strategic partners and the breadth of our product range, we outperformed the overall market, which experienced a sharp decline in demand. Reflecting this relative strength, our sales declined by only 7% to £122m APE (1H02: £131m).

Regular payment business fell by 39% to £19m (1H02: £31m). However, single payment sales were 2% ahead at £1,025m (1H02: £1,005m). Demand was strongest for our UK Index Trust, the Fixed Interest Trust and for our Protected Portfolio products.

Group business

As a consequence of higher volumes of bulk purchase annuities, group new business increased by 33% to £52m APE (1H02: £39m). For the first half, bulk purchase annuity single premiums more than doubled to £367m (1H02: £175m).

UK DISTRIBUTION

We have established a substantial network of business partners, reaching over 15m customers through our bancassurance links. A number of new relationships have been established in the first half of the year, exceeding the level of recruitment in the corresponding period last year. Our skills in managing multi-channel distribution position us well to grow this important part of our business even further as the new regulatory framework unfolds.

CAPITAL STRENGTH

As at 30 June 2003, the Form 9 free asset ratio for Legal & General Assurance Society was 12.3% (31 December 2002: 12.1%). This included an implicit item of £1.3bn but makes no use of the realistic waivers granted by the FSA earlier this year. Excluding the implicit item, the ratio was 8.9%.

Our financial strength, demonstrated by our Form 9 free asset ratio, by our AAA financial strength rating from Standard & Poor's and by our A++ rating from A M Best, remains an important differentiator for us.

At 31 December 2002, the market value of assets supporting the UK with-profits business was £23.0bn. This amount exceeded that required to meet



Rob Margetts, Chairman

"These results demonstrate the benefits of our prudent approach to both product and capital management."

† APE – Annual Premium Equivalent (APE) is total new annual premiums plus 10% of new single premiums.

FURTHER DISTRIBUTION GROWTH

Legal & General has continued to grow its distribution during the first half of 2003. Our proposition for new partners is compelling, with our strong brand, our financial strength, the quality and range of our products and the support we have available for e-enabling our partners' business to supply the interface between them, their customers and us as providers.

Already this year, we have added another 750 mortgage and protection advisers licensed exclusively to sell our products. In addition, a range of lenders and advisers have appointed us to be their sole suppliers for some or all of their insurance product range. This included the National Guarantee Corporation and, most recently, the Norwich & Peterborough Building Society, which has a 50-branch network.

guaranteed benefits, expected future bonuses and all other liabilities. The excess comprises capital substantially provided by shareholders over many years and retained in the with-profits fund. At 31 December 2002, this with-profits estate was £1.1bn (31 December 2001: £1.6bn). The reduction over the period primarily arose from the fall in the market value of equities.

WORLDWIDE NEW BUSINESS APE (£m)

	Six months to 30 June
03	**453**
02	498
01	373
00	315
99	310

☐ Half year ☐ Full year

ANALYSIS OF PROFIT – ACHIEVED PROFITS BASIS

UK life and pensions

Operating profit fell by £17m to £260m (1H02: £277m) as a result of the lower opening embedded value for this business and lower assumed returns.

The contribution before tax from new life and pensions business, on an Achieved Profits basis, has shown strong growth reflecting in part the increased volumes of annuity business we have written in the past six months. Careful cost, product and capital management, allied to our good value product strategy, helped this contribution, expressed as a percentage of APE, to increase to 46% (1H02: 30%).

The contribution from in-force business was lower, reflecting operating assumption changes mainly relating to endowment policies.

International life and pensions

Operating profit from international life and pensions business increased to £46m (1H02: £36m), including a new business contribution of £19m (1H02: £18m). The contribution from in-force business was £20m (1H02: £10m) as claims in the USA reduced towards expected levels.

In the USA, new business APE increased 7% in local currency terms. Operating profit was £28m (1H02: £20m), reflecting the improved claims experience. The new business contribution, as a percentage of APE, remains robust at 41%.

New business volumes for both the Netherlands and France were unchanged at £10m APE. The operating profit was £14m in the Netherlands (1H02: £11m) and £4m in France (1H02: £5m). The combined contribution from new business was £7m (1H02: £6m).

Legal & General Investment Management

During the first half of 2003, Legal & General Investment Management consolidated its position as the UK's leading index fund provider and made substantial progress in developing its active fund management business, particularly in the fixed interest area. Total new business for the first half of 2003 was £6.0bn (1H02: £7.2bn).

VALUE ADDED FROM UK LIFE AND PENSIONS NEW BUSINESS (£m)

	Six months to 30 June
03	131
02	94
01	77
00	49
99	45

☐ Half year ☐ Full year



David Prosser, Group Chief Executive

"Our financial strength remains an important differentiator for us."

Client numbers at the end of June were 2,330 compared to 2,131 at the end of June 2002, an increase of 9%.

Legal & General Investment Management continued to deliver solid investment performance across its range of funds. Index funds met their tracking parameters. Pooled corporate pension fund performance was robust and two-thirds of actively managed retail investment funds achieved above median performance over the six-month period.

The profit from our fund management business was £37m (1H02: £40m), with an unchanged result from managed pension funds, but a lower contribution from our venture capital operation and other external clients. The contribution from new business was £12m (1H02: £15m), reflecting a favourable mix and lower new business volumes.

Group funds under management grew to a record £125bn at 30 June 2003 (31 December 2002: £116bn). Funds under management by Legal & General Investment Management were £123bn (31 December 2002: £114bn), of which over 60% was held for external clients.

General insurance

Once again, all classes of business achieved underwriting profits. In addition, net written premiums grew 30% to £184m (1H02: £141m) as the existing joint venture with the Woolwich was extended to customers of Barclays Bank.

The household account, which represents nearly 80% of net premiums written, produced an increased operating profit of £10m (1H02: £8m). The total operating profit at £19m (1H02: £22m) reflected a lower profit from other business after a very strong contribution in 2002.

Other operational income

Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. The contribution of £3m (1H02: £13m loss) reflects the additional investment return on the proceeds of the 2002 rights issue. This was partly offset by increased interest expense on a higher level of shareholder debt following the transfer in 2002 of our US subsidiary to the Group holding company from Legal & General Assurance Society and by new business strain and reduced fee income from our retail investment business.

Profit on ordinary activities

The Group's operating profit on continuing operations before tax was £365m (1H02: £362m). The result from ordinary activities before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of 2002, was a profit of £412m (1H02: £131m loss). This includes a positive investment return variance of £86m (1H02: a negative variance of £492m). The largest impact came from UK life and pensions, where there was a positive variance of £56m (1H02: a negative variance of £425m). The investment return on the equity and property portfolio was 2.8% above the assumption for the period (1H02: 9.7% below assumption).

Effect of UK Budget tax changes

Changes in the 2003 Budget to the corporation tax rates applicable to the policyholders' share of certain income and gains reduced the UK life and pensions embedded value by £19m. The effect has been reported as a charge before tax of £27m.

LEGAL & GENERAL FUNDS UNDER MANAGEMENT (£bn)

	At 30 June
03	**125**
02	120
01	113
00	111
99	94

Balance sheet

At 30 June 2003, the embedded value of the Group's long term businesses was £4,930m (31 December 2002: £4,790m). At 30 June 2003, shareholders' funds on the Achieved Profits basis amounted to £5,272m (31 December 2002: £5,061m), an increase of 6% before providing for the 2003 interim dividend of £102m.

ANALYSIS OF PROFIT – MODIFIED STATUTORY SOLVENCY (MSS) BASIS

Operating profit on continuing operations was £258m (1H02: £262m), reflecting lower profits from life and pensions and general insurance business partly offset by improved profits from institutional fund management and an increased contribution from other operational income.

The UK life and pensions operating profit before tax fell to £174m (1H02: £200m), reflecting lower levels of with-profits bonuses. The accrued transfer from non-profit business has been calculated as a smoothed investment return on the shareholder net worth and the embedded value of non-profit business, augmented by the distribution in respect of the intra-group subordinated debt capital attributed to the shareholder retained capital. The external servicing cost of that debt has been reflected in interest expense reported within other operational income.

The operating profit from our overseas life and pensions businesses increased to £37m (1H02: £30m). Results for the USA and the Netherlands have benefited from strong growth in the book of business over recent years.

Operating profit from institutional fund management was up 9% to £25m (1H02: £23m). Within that result, corporate pensions profitability increased 6% from £16m to £17m. Fund management revenue remained broadly stable despite weak equity markets worldwide and there was an increased contribution from transition management fees.

The contribution to profit before tax from the shareholder retained capital in the UK long term fund was a negative £30m (1H02: negative £424m). This reflected significantly improved investment returns, the lower net capital invested in new non-profit business and the transfer to shareholders from this business

PAYMENT OF DIVIDEND

The interim dividend of 1.57p per share will be paid on 1 October 2003 to shareholders registered at the close of business on 12 September. The shares go ex-dividend on 10 September. A Dividend Re-investment Plan is available to shareholders.

Corporate Social Responsibility

We were pleased to publish our first online Corporate Social Responsibility (CSR) Report in March this year, coinciding with the publication of the 2002 Annual Report & Accounts. The interim report updates shareholders on some of our CSR activity so far this year.

OUR EMPLOYEES

An important part of employee-focused activity in 2003 has been the delivery of the "Partnership in Action" initiative, funded by the Department of Trade and Industry and co-ordinated by Legal & General and the trade union Amicus. The aim has been to embed the long-standing Partnership Agreement between our two organisations at all levels of the company. Several projects have been initiated including a training programme for managers to help them understand the nature of the Partnership and their role in delivering it.

OUR ENVIRONMENT

We have achieved good progress against our environmental targets for 2003. These were set out in the CSR Report published in March. Energy consumption at our main properties has now fallen to almost 10% below 2001 levels, putting us on track to achieve the target 10% reduction well before the end 2004 deadline. Legal & General Property continues to roll out its environmental management system across its key managed properties and the objective to increase the provision of recycling schemes to 37% of target properties by the end of the year has already been exceeded. Work in other areas, such as waste management and the reduction in the use of ozone-depleting substances, is progressing well.

OUR COMMUNITIES

In the first half of this year, the Community Involvement team has focused on schemes which support and encourage our employees in their fundraising or community activities. In March, we held our first Community Awards, designed to celebrate those employees who have devoted considerable personal time to helping either charities or their local communities. Ten employees from across the business were recognised for their efforts and donations of £1,000 each were made to their chosen charities or community groups. Information on the promotion of another scheme – payroll giving – can be found above.

SOCIALLY RESPONSIBLE INVESTMENT

We continue to monitor social and environmental issues affecting the companies in which we invest. So far this year, we have carried out detailed CSR research on approximately one third of FTSE 100 companies and we have engaged with 25 companies on social and environmental issues. Legal & General has also become a signatory to three collaborative investor initiatives: the Carbon Disclosure Project, the Pharmaceuticals Shareowners Group and the Transparency in the Extractives Sector Initiative.

LEGAL & GENERAL'S
PAYROLL GIVING SCHEME

This scheme provides employees with a tax-efficient, company assisted way of giving money to charitable causes. In May and June, the Community Involvement team and the Charities Aid Foundation, who administer the scheme, took part in a "Give As You Earn" roadshow to each major office to answer queries and raise awareness. Articles appeared in our internal newspaper and information was posted on the employee intranet. As a result, the number of donors has so far increased by 34% to 713. Legal & General has also increased the contribution matched per month per employee from £15 to £20.

LIFE INSURER OF THE YEAR
Legal & General was named Life Insurer of the Year for the fifth time in six years at the British Insurance Awards 2003.


THE BRITISH INSURANCE
AWARDS

"Responsible business behaviour is vital to our long term success."

Consolidated Profit & Loss Account

	Notes	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Profit on continuing operations				
Life and pensions	4	**306**	313	581
Institutional fund management		**37**	40	92
General insurance	5	**19**	22	46
Other operational income	6	**3**	(13)	(24)
Operating profit on continuing operations		**365**	362	695
Profit on discontinued operations				
Other operational income – Banking		**–**	3	4
Operating profit		**365**	365	699
Variation from longer term investment return	8	**86**	(492)	(1,174)
Change in equalisation provision		**(4)**	(3)	(5)
Effect of economic assumption changes	9	**(8)**	(1)	(6)
Effect of UK Budget tax changes	10	**(27)**	–	–
Profit on sale of banking operations	11	**–**	–	36
Profit/(loss) on ordinary activities before tax		**412**	(131)	(450)
Tax (charge) on operating profit		**(105)**	(105)	(197)
Tax credit on other profits/(losses)		**0**	99	224
Tax (charge)/credit on profit/(loss) on ordinary activities		**(105)**	(6)	27
Profit/(loss) for the financial period		**307**	(137)	(423)
Dividends		**(102)**	(86)	(297)
Retained profit/(loss)		**205**	(223)	(720)
Earnings per share		**p**	p	p
Based on operating profit after tax on continuing operations		**4.01**	4.58	8.50
Based on profit/(loss) for the financial period		**4.73**	(2.44)	(7.21)
Diluted earnings per share				
Based on operating profit after tax on continuing operations		**3.92**	4.44	8.28
Based on profit/(loss) for the financial period		**4.61**	(2.44)	(7.21)
Dividend per share		**1.57**	1.53	4.78
The dividend will be paid on 1 October 2003 to shareholders on the register on 12 September 2003				

These financial statements were approved by the Board on 23 July 2003.

The results for the six months to 30 June 2003 and 30 June 2002 have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2002, and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results are unaudited, but have been subject to a review by the auditors. The results for year ended 2002 have been taken from the financial statements for the year ended 2002 which have been filed with the Registrar of Companies and include an auditors' report which is unqualified and does not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

These figures have been prepared for long term business using the Achieved Profits (AP) basis. The Modified Statutory Solvency (MSS) results are included on pages 13-15.

Consolidated Balance Sheet

	Notes	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Assets				
Investments		**33,884**	34,234	32,442
Assets held to cover linked liabilities		**75,733**	72,162	69,723
Long term in-force business asset		**2,028**	2,190	1,916
Other assets		**5,548**	3,431	4,489
		117,193	112,017	108,570
Liabilities				
Shareholders' funds		**5,272**	4,775	5,061
Fund for future appropriations		**633**	1,078	516
Technical provisions		**108,267**	102,035	100,437
Borrowings	13	**1,409**	1,762	1,589
Other creditors		**1,612**	2,367	967
		117,193	112,017	108,570

Notes to the Financial Statements

1. New business

	30.6.03 Annual £m	30.6.03 Single £m	30.6.02 Annual £m	30.6.02 Single £m	Full year 2002 Annual £m	Full year 2002 Single £m
Life and pensions						
Life	**84**	**515**	85	776	171	1,431
Individual pensions	**57**	**516**	93	378	162	876
Group pensions	**2**	**370**	4	203	7	373
UK	**143**	**1,401**	182	1,357	340	2,680
USA	**27**	**8**	29	0	57	3
Netherlands	**6**	**46**	5	53	10	87
France	**4**	**49**	3	53	5	111
Total worldwide insurance business	**180**	**1,504**	219	1,463	412	2,881
Retail investment business						
ISAs – UK	**15**	**393**	26	536	44	720
Unit trusts – UK	**4**	**632**	5	469	7	802
France	**–**	**10**	–	16	–	32
Total worldwide new business	**199**	**2,539**	250	2,484	463	4,435
Institutional fund management *		**5,980**		7,217		13,967

Annual premium equivalent (APE) is calculated for total new business, including ISAs and unit trusts, and comprises the new annual premiums together with 10% of single premiums. APE from insurance business in the first six months was £330m (1H02: £365m; FY02: £700m). APE from total new business in the same period was £453m (1H02: £498m; FY02: £906m).

* Excludes £1.0bn (1H02: £0.7bn; FY02: £2.1bn) which is held on a temporary basis, generally as part of a portfolio reconstruction.

2. Sterling exchange rates used

	30.6.03	30.6.02	31.12.02
United States dollar	**1.65**	1.52	1.61
Euro	**1.44**	1.54	1.53

3. Operating profit from long term business

	UK £m	International £m	Life and pensions total £m	Managed pension funds* £m	Total £m
Six months ended 30.6.03					
Contribution from:					
New business	**131**	**19**	**150**	**12**	**162**
In-force business					
– expected return	**108**	**22**	**130**	**6**	**136**
– experience variances	**0**	**(2)**	**(2)**	**1**	**(1)**
– operating assumption changes	**(50)**	**0**	**(50)**	**10**	**(40)**
Shareholder net worth	**71**	**7**	**78**	**3**	**81**
Operating profit	**260**	**46**	**306**	**32**	**338**
Six months ended 30.6.02					
Contribution from:					
New business	94	18	112	15	127
In-force business					
– expected return	128	23	151	7	158
– experience variances	(18)	(14)	(32)	7	(25)
– operating assumption changes	(7)	1	(6)	2	(4)
Development costs	(3)	–	(3)	(1)	(4)
Shareholder net worth	83	8	91	2	93
Operating profit	277	36	313	32	345
Full year ended 31.12.02					
Contribution from:					
New business	211	38	249	32	281
In-force business					
– expected return	264	46	310	15	325
– experience variances	(25)	(18)	(43)	14	(29)
– operating assumption changes	(105)	1	(104)	16	(88)
Development costs	(3)	–	(3)	(1)	(4)
Shareholder net worth	159	13	172	7	179
Operating profit	501	80	581	83	664

* Included in the Institutional fund management result of £37m (1H02: £40m; FY02: £92m).

4. Life and pensions gross premiums and operating profit

	30.6.03 Premiums written £m	30.6.03 Operating profit £m	30.6.02 Premiums written £m	30.6.02 Operating profit £m	Full year 2002 Premiums written £m	Full year 2002 Operating profit £m
UK	**2,193**	**260**	2,085	277	4,229	501
USA	**154**	**28**	142	20	285	50
Netherlands	**75**	**14**	78	11	137	23
France	**73**	**4**	74	5	153	7
	2,495	**306**	2,379	313	4,804	581

5. General insurance net premiums and operating profit

	30.6.03 Premiums written £m	30.6.03 Operating profit £m	30.6.02 Premiums written £m	30.6.02 Operating profit £m	Full year 2002 Premiums written £m	Full year 2002 Operating profit £m
Household	**146**	**10**	108	8	231	18
Other business	**38**	**9**	33	14	73	28
	184	**19**	141	22	304	46

6. Other operational income

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Shareholders' other income			
Investment return on shareholders' funds	**50**	21	54
Interest expense	**(30)**	(21)	(52)
	20	0	2
Other operations	**(10)**	(8)	(14)
Unallocated corporate and development expenses	**(7)**	(5)	(12)
	3	(13)	(24)

7. General insurance and shareholders' investment return

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Investment income	**41**	22	57
Interest expense and charges	**(31)**	(21)	(52)
Realised investment losses	**(6)**	0	(6)
Unrealised investment appreciation/(depreciation)	**45**	(22)	(42)
	49	(21)	(43)
reported within:			
General insurance	**9**	9	18
Other operational income	**20**	0	2
Variation from longer term investment return			
– General insurance	**1**	(9)	(21)
– Other operational income	**19**	(21)	(42)
	20	(30)	(63)

The investment return shown represents the return on the general insurance and corporate funds.

Shareholders' other income, reported within Other operational income, has been allocated based on a longer term rate of investment return with the variation from the actual return being reported as Variation from longer term investment return.

8. Variation from longer term investment return

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Life and pensions			
– UK	**56**	(425)	(1,045)
– International	**7**	(13)	(18)
Total life and pensions	**63**	(438)	(1,063)
Managed pension funds	**3**	(24)	(48)
Total long term business	**66**	(462)	(1,111)
General insurance	**1**	(9)	(21)
Other operational income	**19**	(21)	(42)
	86	(492)	(1,174)

For long term business the variation from longer term investment return represents the effect of the investment performance in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

9. Effect of economic assumption changes

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Life and pensions			
– UK	(1)	1	(14)
– International	(7)	(2)	8
	(8)	(1)	(6)

10. Effect of UK Budget tax changes

Changes in the 2003 Budget to the corporation tax rates applicable to the policyholders' share of certain income and gains reduced the UK life and pensions embedded value by £19m. The effect has been reported as a charge before tax of £27m.

11. Sale of Banking operations

The sale of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd, two wholly owned subsidiaries, to Northern Rock plc, was completed on 1 August 2002. The results to the date of sale have been reported as discontinued business. This transaction resulted in an exceptional profit before tax of £36m (£36m after tax) and generated net proceeds of £133m.

12. Funds under management

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Pooled pension fund investments	64,600	62,522	60,397
Other balance sheet investments	45,017	43,874	41,768
	109,617	106,396	102,165
Segregated funds	8,714	8,334	8,970
Unit trusts, ISAs and PEPs	6,176	5,353	5,117
	124,507	120,083	116,252

13. Analysis of borrowings

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
2.75% Convertible bond 2006	517	515	516
Medium Term Notes 2031-2041	597	597	597
Medium Term Notes 2003-2004	36	454	369
Commercial paper 2003	258	179	89
Bank loans 2003	1	17	18
	1,409	1,762	1,589

The convertible bond matures in 2006 with a coupon of 2.75% p.a. and is convertible into ordinary shares of the Company at 184p per share. If converted, this bond would give rise to the issue of 285.3m new ordinary shares which represents approximately 4.4% of the current issued share capital.

14. Embedded value

	At 30.6.03 UK life and pensions £m	At 30.6.03 International life and pensions £m	At 30.6.02 UK life and pensions £m	At 30.6.02 International life and pensions £m	At 31.12.02 UK life and pensions £m	At 31.12.02 International life and pensions £m
Value of in-force business	**2,296**	**432**	2,474	401	2,153	408
Shareholder net worth	**1,679**	**236**	1,777	234	1,734	233
Embedded value	**3,975**	**668**	4,251	635	3,887	641

	Managed pensions funds £m	Total £m	Managed pensions funds £m	Total £m	Managed pensions funds £m	Total £m
Value of in-force business	**142**	**2,870**	129	3,004	132	2,693
Shareholder net worth	**145**	**2,060**	129	2,140	130	2,097
Embedded value	**287**	**4,930**	258	5,144	262	4,790

These embedded values have been reviewed by the Group's consulting actuaries.

For the UK life and pensions business, shareholder net worth comprises the Shareholder Retained Capital (SRC) on the MSS basis, adjusted for deferred acquisition costs, and the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £602m (1H02: £602m; FY02: £602m), but excludes the net liabilities of £12m (1H02: net assets of £71m; FY02: net liabilities of £11m) of the UK long term fund operational subsidiaries.

15. Assumptions

Key economic assumptions are set out below and should be read in conjunction with the supplementary financial statements in the 2002 Report and Accounts. The assumed future pre-tax return on fixed interest securities is set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property and the risk discount rate have been set by reference to the gilt assumption.

	30.6.03 % p.a.	30.6.02 % p.a.	31.12.02 % p.a.	31.12.01 % p.a.
UK				
Investment return				
– Gilts:				
Fixed interest	**4.3**	5.0	4.5	5.0
RPI linked	**4.2**	5.0	4.4	5.0
– Non-gilts:				
Fixed interest	**4.8-5.5**	5.4-6.2	4.9-5.8	5.4-6.3
RPI linked	**4.8-5.2**	5.2-5.6	4.8-5.3	5.1-5.8
– Equities and property	**6.9**	7.6	7.1	7.6
Risk discount rate (after tax)	**6.8**	7.5	7.0	7.5
Inflation				
– Expenses/earnings	**3.5**	3.7	3.3	3.5
– Indexation	**2.5**	2.7	2.3	2.5
USA				
Reinvestment rate	**4.3**	5.9	4.8	6.5
Risk discount rate (after tax)	**6.1**	7.4	6.4	7.6
Europe				
Government bond rate	**4.0**	5.2	4.5	5.0
Risk discount rate (after tax)	**7.5**	8.5	8.0	8.5

Operational assumptions, which are reviewed annually to reflect recent operating experience, are largely unchanged from those made at the end of 2002 except for certain assumption changes primarily relating to mortgage endowment policies. The contribution from new business has been calculated using actual acquisition costs incurred during the period.

16. Alternative assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property yields on the UK life and pensions embedded value and new business contribution for the period.

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equities/property yields £m
Effect on embedded value at 30 June 2003	3,975	+260	-260	+240
Effect on new business contribution for the period	131	+19	-16	+9

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

17. Contingent liabilities, guarantees and indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them.

Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to an increased number of claims from holders of endowment policies. An increased provision has been made in respect of this. It is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

Legal & General Assurance Society Limited ("the Society") is involved in arbitration proceedings with Munich Reinsurance Company ("the reinsurer"), in which the reinsurer is seeking to avoid or to rectify its reinsurance of a substantial tranche of the Society's individual term assurance business on the basis of mistaken pricing by the reinsurer. If the reinsurer were successful in its claim, the reported profit for the Group would be adversely affected on an AP basis, and there would be an adverse impact on the reported change in the SRC and profit before tax on an MSS basis. How significant the financial impact would be would depend on the terms on which any rectification were to be made or, if the reinsurance were declared void, the terms of the alternative arrangements which the Society would then make. Having taken advice from Leading Counsel, the directors are confident that the reinsurer's claim will fail and that it is unlikely that a material loss will arise. Further details are not given at this time to avoid any prejudice to the legal proceedings.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding NV, (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands), provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

MODIFIED STATUTORY SOLVENCY BASIS

Consolidated Profit & Loss Account

	Notes	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Profit on continuing operations				
Life and pensions	1	**211**	230	421
Institutional fund management		**25**	23	50
General insurance		**19**	22	46
Other operational income		**3**	(13)	(24)
Operating profit on continuing operations		**258**	262	493
Profit on discontinued operations				
Other operational income – Banking		**–**	3	4
Operating profit		**258**	265	497
Variation from longer-term investment return		**20**	(30)	(63)
Change in equalisation provision		**(4)**	(3)	(5)
Shareholder retained capital (SRC) contribution	3	**(30)**	(424)	(571)
Profit on sale of banking operations		**–**	–	36
Profit/(loss) on ordinary activities before tax		**244**	(192)	(106)
Tax (charge) on operating profit		**(77)**	(81)	(148)
Tax credit on other losses		**22**	91	74
Tax (charge)/credit on profit/(loss) on ordinary activities		**(55)**	10	(74)
Profit/(loss) for the financial period		**189**	(182)	(180)
Dividends		**(102)**	(86)	(297)
Retained profit/(loss)		**87**	(268)	(477)
Earnings per share		**p**	p	p
Based on operating profit after tax on continuing operations		**2.79**	3.22	5.88
Based on profit/(loss) for the financial period		**2.91**	(3.23)	(3.07)
Diluted earnings per share				
Based on operating profit after tax on continuing operations		**2.75**	3.16	5.78
Based on profit/(loss) for the financial period		**2.87**	(3.23)	(3.07)

Consolidated Balance Sheet

Six months ended 30 June 2003

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Assets			
Investments	**33,884**	34,234	32,442
Assets held to cover linked liabilities	**75,733**	72,162	69,723
Other assets	**5,575**	3,458	4,528
	115,192	109,854	106,693
Liabilities			
Shareholders' funds	**3,271**	2,612	3,184
Fund for future appropriations	**633**	1,078	516
Technical provisions	**108,267**	102,035	100,437
Borrowings	**1,409**	1,762	1,589
Other creditors	**1,612**	2,367	967
	115,192	109,854	106,693

Consolidated Cash Flow Statement (excluding long term business)

	30.6.03 £m	30.6.02 £m	31.12.02 £m
Net cash inflow from operating activities	**493**	210	520
Interest paid	**(30)**	(21)	(52)
Tax received	**6**	5	18
Capital expenditure – net payments/(receipts)	**1**	0	(1)
Net cash (invested in)/received on disposal of banking operations	**–**	(6)	20
Acquisition of subsidiaries from the long term fund	**–**	–	(107)
Dividends paid	**(211)**	(178)	(263)
Financing	**(165)**	(38)	1,010
	94	(28)	1,145
Cash flows (not including long term business) were invested/(divested) as follows:			
Increase/(decrease) in cash holdings	**8**	(11)	4
Net purchase/(sale) of investments	**86**	(17)	1,141
Net investment/(divestment)	**94**	(28)	1,145
Reconciliation of profit before tax to operating cash flow			
Profit/(loss) on ordinary activities before tax	**244**	(192)	(106)
(Profit)/loss relating to long term business and SRC	**(199)**	187	112
Cash received from long term business	**299**	143	133
Increase in other operating creditors	**246**	99	199
Other items	**(97)**	(27)	182
Net cash inflow from operating activities	**493**	210	520

Notes to the Financial Statements

1. Life and pensions operating profit

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
With-profits business	**38**	56	91
Non-profit business	**136**	144	275
UK	**174**	200	366
USA	**28**	26	52
Netherlands	**9**	6	8
France	**0**	(2)	(5)
Worldwide	**211**	230	421

UK life and pensions operating profit is the accrued distributable transfer, grossed up at the corporate tax rate, and for non-profit business is augmented by the distribution in respect of the intra-group subordinated debt capital held within the SRC. Profits for international life and pensions business are reported on bases consistent with MSS or US GAAP.

2. Tax

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the company's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly no additional deferred tax has been provided. The maximum amount of such deferred tax not provided at 30.6.03 was £676m (30.6.02, £690m; 31.12.02, £655m).

3. Movement in SRC

	30.6.03 £m	Full year 30.6.02 £m	2002 £m
Investment income	**37**	30	60
Interest expense and charges	**(1)**	(1)	(2)
Realised investment (losses)/gains	**(13)**	9	(23)
Unrealised investment appreciation/(depreciation)	**93**	(167)	(377)
Investment return on SRC	**116**	(129)	(342)
Net capital (invested in)/released from non-profit business	**(10)**	(151)	46
Distribution of operating profit from non-profit business	**(136)**	(144)	(275)
SRC contribution before tax	**(30)**	(424)	(571)
SRC at 1 January	**2,259**	2,631	2,631
SRC contribution before tax	**(30)**	(424)	(571)
Tax	**15**	87	63
SRC contribution after tax	**(15)**	(337)	(508)
Change in the net asset values of SRC subsidiaries	**(1)**	6	36
Movement in intra-group subordinated debt	**0**	100	100
SRC at end of period	**2,243**	2,400	2,259

SRC includes £602m (1H02: £602m; FY02: £602m) of intra-group subordinated debt capital.

Independent Review Report to Legal & General Group Plc

Introduction

We have been instructed by the company to review the financial information, which comprises the consolidated profit and loss account, the consolidated balance sheet and the related notes 1 to 17 prepared on the Achieved Profits basis, and the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 3 prepared on the Modified Statutory Solvency basis (together the "Financial Information"). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the Financial Information.

Directors' responsibilities

The interim report, including the Financial Information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The maintenance and integrity of the Legal & General website is the responsibility of the directors; our review does not involve consideration of these matters and, accordingly, we accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the Financial Information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Financial Information.

This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the Financial Information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
23 July 2003

Note: Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Shareholder Information

Shareholders at 30 June 2003

Categories of ordinary shareholder and ranges of shareholdings at 30 June 2003 were:

	Shareholders		Shares	
	Number	%	Number	%
Category of shareholder				
Individuals	40,766	68.2	468,449,791	7.2
Banks	29	0.0	22,610,344	0.4
Nominee companies	16,995	28.4	5,778,554,668	88.9
Insurance companies and pension funds	33	0.1	61,025,614	0.9
Limited companies	1,517	2.5	92,269,973	1.4
Other corporate bodies	455	0.8	79,921,235	1.2
	59,795	100.0	6,502,831,625	100.0
Range of holdings				
1 – 20,000	51,120	85.5	256,458,165	4.0
20,001 – 100,000	6,669	11.2	265,721,207	4.1
100,001 – 500,000	1,144	1.9	242,344,448	3.7
500,001 and over	862	1.4	5,738,307,805	88.2
	59,795	100.0	6,502,831,625	100.0

Other shareholder information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: This service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited. If you would like to join this Service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneral.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log onto www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please call the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed interim dividend for 2003, payable on 1 October 2003, is 12 September 2003 and the shares will trade ex-dividend on the London Stock Exchange from 10 September 2003.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): Lloyds TSB Registrars provides a Single Company ISA for Legal & General Group Plc shares. If you would like more information please call the helpline on 0870 242 4244.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares was 7.996p, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, but not reflecting any rights taken up under the 2002 rights issue.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Dividend Reinvestment Plan: The Legal & General Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends in an inexpensive and efficient way to purchase Legal & General Group Plc shares. Should you wish to participate in the DRIP in respect of the interim dividend to be paid on 1 October 2003, a completed and signed DRIP mandate form should be received by the Registrars no later than 12 September 2003. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or call on 0870 241 3018. You can find further information, including the DRIP booklet and mandate form, on the shareholder site of Legal & General's website at www.legalandgeneral.com.

2003 Results Presentation: An audio recording of the presentation given to analysts and fund managers by David Prosser, Group Chief Executive, Andrew Palmer, Group Director (Finance) and Robin Phipps, Group Director (UK Operations). The slides accompanying that presentation can be found on the shareholder site of Legal & General's website at www.legalandgeneral.com. A full copy of the announcement, sent to the London Stock Exchange on 24 July 2003, can also be viewed on the shareholder site.

Published by Black Sun Plc +44(0)20 7736 0011.

Commitment to our shareholders

Our commitment to you and your family including parent(s), children, brother(s), sister(s) and your partner or spouse.

CASHBACK

ON ACTIVELY MANAGED ISAs FOR LUMP SUM INVESTMENTS OF £500 OR MORE [1]

DISCOUNT

OFF STANDARD TERM ASSURANCE PREMIUMS [3]

CASHBACK

ON OUR LOW COST RANGE OF UNIT TRUST BASED ISAs FOR LUMP SUM INVESTMENTS OF £500 OR MORE [1], INCLUDING:

- UK INDEX-TRACKING
- EUROPEAN INDEX-TRACKING
- CORPORATE BOND
- HIGH INCOME
- GLOBAL TECHNOLOGY INDEX-TRACKING
- GLOBAL HEALTH AND PHARMACEUTICALS INDEX-TRACKING
- GLOBAL 100 INDEX-TRACKING
- ETHICAL
- FUND SUPERMARKET
  CHOOSE FROM OVER 70 FUNDS FROM DIFFERENT PROVIDERS

DISCOUNT

OFF STANDARD BUILDINGS AND CONTENTS ANNUAL PREMIUMS [2]

PLEASE QUOTE 5775-2

DISCOUNT

OFF PRIVATE MEDICAL INSURANCE PREMIUMS [4]

FOR MORE INFORMATION ON OTHER OFFERS CALL THE SHAREHOLDER TELEPHONE NUMBER AND QUOTE [illegible]

For your protection we may record and monitor calls.

VISIT THE SHAREHOLDER WEBSITE AT:

0500 65 55 55

www.legalandgeneral.com/shareholderoffers


Legal &
General

Offers are available to shareholders of Legal & General Group Plc who are resident in the UK for tax purposes and who hold Legal & General Group Plc ordinary shares. 1 ISAs supplied by Legal & General (Portfolio Management Services) Limited. 2 Buildings and Contents Insurance supplied by Legal & General Insurance Limited, members of the General Insurance Standards Council and the Association of British Insurers. 3 Supplied by Legal & General Assurance Society Limited. 4 Supplied by Legal & General Insurance Limited. Offers only apply if purchased through the shareholder programme and investment cashbacks are only available for investments made through the Fund Supermarket and on ISAs, if the ISA is purchased through this programme. The shareholder financial advisers are representatives only of the Legal & General marketing group, members of which are authorised and regulated by the Financial Services Authority for the purposes of advising on life assurance and investment products bearing Legal & General's name. Legal & General Assurance Society Limited. Registered in England No. 166055. A member of the Association of British Insurers. Registered Office: Temple Court, 11 Queen Victoria Street, London EC4N 4TP.

2003

Legal & General Group Plc
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Tel 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

No. 1417162
Registered in England and Wales


Legal &
General